Howard H. Lamar III

hlamar@bassberry.com

(615) 742-6209

September 10, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
David Link
Ruairi Regan
Raj Rajan
Jamie Kessel

Re:	AAC Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 15, 2014

File No. 333-197383

Ladies and Gentlemen:

On behalf of AAC Holdings, Inc. (the “Company,” “Holdings,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-197383) (the “Registration Statement”), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2014 and June 25, 2014, and filed with the Commission on July 11, 2014 and subsequently amended by Amendment No. 1 on August 15, 2014. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 3, 2014 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the amended Registration Statement in paper format, marked to show changes from the Registration Statement filed on August 15, 2014.

Risk Factors, page 15

1.	We note your revised disclosure on page 104 regarding your litigation with James Bevell. Please revise or tell us why you do not address the risks relating to this litigation and your restructuring in the risk factor disclosure.

United States Securities and Exchange Commission

September 10, 2014

Response: The Company respectfully advises the Staff that, as described in Amendment No. 2 to the Registration Statement, on August 15, 2014, American Addiction Centers, Inc. (“AAC”), AJG Solutions, Inc. and Mr. Bevell agreed to a settlement of all of the outstanding litigation between the parties. The Settlement Agreements between the parties are filed as Exhibits 10.48 and 10.49 to the Registration Statement.

With respect to the Staff’s comment regarding disclosure in the “Risk Factors” section related to the restructuring, the Company respectfully advises the Staff that the material risks relating to the restructuring are addressed on page 29 of the Registration Statement in the risk factor entitled “We may be subject to additional risks and uncertainties as a result of the Reorganization Transactions, including risks related to whether a short-form merger is completed in a timely manner, or at all, following the completion of this offering.” The Company believes this risk factor fully describes the material risks relating to the restructuring because the litigation involving Mr. Bevell has been settled, and the Company does not believe there are material risks from the remaining legacy holders of AAC that did not participate in the Private Share Exchange (representing approximately 2.0% of the outstanding shares of common stock of AAC, after giving effect to the share surrender and cancellation contemplated by the Settlement Agreements) other than the risk related to whether the short-form merger is completed in a timely manner, or at all, following the completion of this offering.

Use of Proceeds, page 36

2.	Given the lack of current specific planned uses for the proceeds please revise to clarify how you determined the size of the offering.

Response: The Company respectfully advises the Staff that it has specified in the “Use of Proceeds” section its intention to use a portion of the net proceeds to repay outstanding indebtedness under the Company’s revolving line of credit and a term loan, the amount of which will be specified in the preliminary prospectus to be given to prospective investors (anticipated to be approximately $14.8 million, with the actual number to be determined at the time of delivery of the preliminary prospectus), and $7.3 million of the net proceeds in connection with the settlement of certain litigation. With respect to the remaining portion of the net proceeds, the Company believes the disclosure contained in the “Use of Proceeds” section of the Registration Statement complies with the requirements of Item 504 of Regulation S-K (including the Instructions thereto) in that it states that the Company has no current specific plans for the remaining portion of the net proceeds and discusses the principal reasons for the offering.

The determination of the size of the offering and the offering price for the offering, like all other firm commitment underwritten public offerings, is based in part on discussions with the underwriters taking into account a variety of market and other factors. For example, our letter to the Staff dated August 20, 2014 noted that the anticipated price range to be included on the cover of the prospectus results from the following factors: (i) enhanced balance sheet and financial resources, (ii) enhanced

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liquidity and marketability of the Company’s common stock, (iii) IPO scenario probability, (iv) other recent developments impacting valuation and (v) feedback from potential investors. The Company believes that it is impractical to quantify the potential uses of the remaining portion of the net proceeds or to relate them to the size of the offering, as the Company’s current potential alternatives for the use of proceeds could change significantly depending upon the amount of cash generated by its operations, competitive and industry developments, market opportunities and the rate of growth, if any, of its business, and a variety of other factors that make it difficult to estimate with any degree of precision how future capital resources will be deployed or to relate such factors to the relative size of the offering.

Dilution, page 39

3.	We note you disclose that net tangible book value of your common stock as of June 30, 2014 was $8.7 million. Please provide us your computation of net tangible book value as of June 30, 2014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Registration Statement to reflect a net tangible book value of $8.6 million. The Company has also provided below its computation of net tangible book value as of June 30, 2014:

Amount (dollars in thousands)
Total Assets	$93,752
Less Intangible Assets:
Goodwill	(12,702)
Intangible Assets, net	(3,209)
Capitalized Issuance Costs	(1,890)
Less Total Liabilities	(59,420)
Less Noncontrolling Interest included in Mezzanine Equity	(7,835)
Less Noncontrolling Interest included in Permanent Equity	(89)

Net Tangible Assets	$8,607

Management’s Discussion and Analysis of financial condition and Results of Operations, page 54

4.

We note your revised disclosure on pages 55 and 90, and response to comment 5 of our letter dated July 3, 2014. Please revise to quantify and discuss the approximate percentages of your revenues attributable to each category of revenues, which appear to be the following: (1) detoxification and residential treatment, (2) partial

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September 10, 2014

hospitalization and intensive outpatient, and (3) point-of-care drug testing, quantitative laboratory services, professional groups and other ancillary services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement to disclose the percentages of our revenues from commercial payors attributable to (i) partial hospitalization and intensive outpatient services, (ii) detoxification and residential treatment services and (iii) point-of-care drug testing, quantitative laboratory services, professional groups and other ancillary services. As disclosed on page 54 of the Registration Statement, for the six months ended June 30, 2014, approximately 90% of our revenues were reimbursable by commercial payors, including amounts paid by such payors to clients, with the remaining revenues payable directly by our clients (private pay clients). The Company is providing the disclosure in response to the Staff’s comment only with respect to commercial payor revenues since this payor source accounts for approximately 90% of the Company’s revenues for the applicable period and because the Company does not separately allocate revenues from private pay clients to any particular category of services.

5.	Additionally, please revise to disclose the approximate average length of stay for the principal categories of patients and clarify the extent to which operating margins differ materially among such sources of revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Registration Statement to include the average length of stay and average billed days with respect to detoxification and residential treatment services and partial hospitalization and intensive outpatient services for our commercial payor clients. As explained in the Company’s response letter dated July 11, 2014, the Company views billed days as a more meaningful metric to investors because it refers to the number of days in a given period for which the Company billed for the category of services provided. In addition, the revised disclosure includes the average length of stay and average billed days with respect to our private pay clients, which is not separately allocated to any particular category of services, as described in our response to comment 4 above.

Also, in response to the Staff’s request to clarify the extent to which operating margins differ materially among sources of revenues, the Company respectfully advises the Staff that it does not currently have the internal systems (e.g., activity-based costing) and resources in place to appropriately and accurately allocate, and historically the Company has not allocated, certain expenses across the various revenue sources in order to assess the operating margins among the various revenue sources.

Unaudited Proforma Consolidated Financial statements

Note 2—Unaudited Pro Forma Consolidated Statement of Income Adjustments for the Six

Months Ended June 30, 2014, page 47

6.	Please clarify what these pro forma adjustments b and c reflect and explain why these adjustments are not reflected in the actual results for the period ended June 30, 2014.

United States Securities and Exchange Commission

September 10, 2014

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Registration Statement.

Financial Statements

7.	We note your disclosure that the Private Share Exchange was accounted for as a common control transaction. We note you have presented the interim financial statements of the Holdings reflecting the share exchange transaction. Tell us how you considered the guidance in FASB ASC 805-50-45-5 to determine whether the financial statements of Holdings for prior years should be retrospectively adjusted to reflect the share exchange transaction to comply with the financial statement presentation requirements for prior years. Please revise your financial statements and disclosures as appropriate or advise.

Response: In response to the Staff’s comment, the Company has revised the historical financial statements and applicable disclosures in the Registration Statement to retrospectively reflect the Private Share Exchange.

Notes to Condensed Consolidated Financial Statements

3. Reorganization Transactions

Clinical Revenue Management Services, LLC Acquisition, page F-54

8.	We note you allocated $1,810 of the consideration paid to goodwill. Considering your disclosure that (a) CRMS no longer has revenues subsequent to the completion of the CRMS acquisition and (b) CRMS does not meet the definition of a business, please explain to us your basis for recognizing goodwill and how it is appropriate. If you continue to believe the recognition of goodwill is appropriate, please revise to disclose, the qualitative descriptions of the factors that make up goodwill recognized in conjunction with your acquisition of CRMS, such as expected synergies from combining operations, intangible assets that do not qualify for separate recognition, or other factors as required by FASB ASC 805-30-50-1(a).

Response: The Company respectfully advises the Staff that Clinical Revenue Management Services, LLC (“CRMS”) provides client billing and collection services to the Company and, prior to its acquisition by the Company (the “CRMS Acquisition”), CRMS was controlled by certain related parties. The Company concluded that CRMS did not meet the definition of a business under Regulation S-X Rule 11-01(d) as CRMS’s only revenue stream prior to the CRMS Acquisition was from the Company, and that revenue stream was eliminated in consolidation subsequent to the CRMS Acquisition. In reaching this conclusion, the Company noted that there was not sufficient continuity of CRMS’s operations after the CRMS Acquisition such that disclosure of prior financial information would be material to understanding future operations of the Company.

United States Securities and Exchange Commission

September 10, 2014

In evaluating whether CRMS met the definition of a business under ASC 805, the Company considered the following guidance in ASC 805-10-55-4:

A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:

a. Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b. Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c. Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

The Company’s consideration of the three elements of a business described above was as follows:

a. Inputs: As CRMS provided client billing and collection services to the Company, the inputs of CRMS primarily related to CRMS’s employees that had the skills and expertise needed to provide billing and collection services for the treatment services provided by the Company. At the time of the CRMS Acquisition, CRMS had an assembled workforce with the necessary expertise and qualifications to allow CRMS to operate as a stand-alone medical services billing company. As such, the assembled workforce that the Company acquired constituted inputs for purposes of ASC 805-10-55-4 because it was an economic resource that, when the processes as described in subsection (b.) below are applied to it, has the ability to create the output as described in subsection (c.) below.

b. Process: CRMS’s processes included operational processes that enabled CRMS to bill for treatment services provided by the Company, follow up on the status of outstanding billings and collect payments for billed treatment services. The processes in

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September 10, 2014

effect following the CRMS Acquisition are substantially the same as the processes that were in effect immediately prior to the CRMS Acquisition.

c. Output: CRMS generated revenues that included an embedded profit margin that resulted in economic benefits to the owners of CRMS.

Based on the above noted analysis, the Company concluded that CRMS met the definition of business under ASC 805 as CRMS had an integrated set of activities and assets that consisted of: (1) inputs, (2) processes applied to those inputs and (3) outputs that are used to generate revenues.

In considering that CRMS’s only revenue stream was from the Company and the fact that the revenue stream is eliminated in consolidation following the CRMS Acquisition, the Company considered the guidance in ASC 805-10-55-8 that states that the determination of whether a particular set of assets and activities is a business is based on a market participant’s viewpoint and the acquirer’s intention whether or not to operate the set of assets and activities as a business is not relevant. The Company does not believe that a market participant would assume the elimination of CRMS’s revenues following the CRMS Acquisition. Therefore, the Company concluded that the elimination of the revenue stream upon consolidation following the CRMS Acquisition is not a relevant consideration when determining whether CRMS meets the definition of a business under ASC 805. As such, even though CRMS’s revenue stream was eliminated upon consolidation following the CRMS Acquisition, the Company concluded that CRMS continued to meet the definition of a business under ASC 805.

The Company also considered the guidance in ASC 804-10-55-9 that includes a rebuttable presumption that if goodwill exists in the acquisition (i.e., if the aggregate value of an acquired set of activities and assets is greater than the value of the sum of identifiable tangible and intangible assets acquired), the acquisition is a business. The Company engaged a third-party valuation firm to determine the fair value of CRMS that was used as a basis in determining the total purchase price for the CRMS Acquisition of approximately $2.5 million. As disclosed in Note 3 to the interim financial statements in the Registration Statement, total consideration paid of approximately $2.5 million exceeded the fair value of the assets acquired and liabilities assumed by approximately $1.8 million. As such, the Company concluded that this provided additional evidence that CRMS met the definition of business under ASC 805.

The Company notes that the following two factors were the principal considerations leading to the recognition of goodwill of approximately $1.8 million:

1.     CRMS’s assembled work force of approximately 30 employees. As previously stated, in connection with the CRMS Acquisitions the Company acquired an assembled workforce with the skills and expertise needed to provide billing and collection services for treatment services provided by the Company.

2.     Cost reduction synergies that are estimated to result in annual cost savings to the Company of approximately $800,000 consisting of the following:

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a.	CRMS’s net income for the year ended December 31, 2013 was approximately $500,000. By acquiring CRMS the Company has essentially integrated an outsourced billing and collecting provider and eliminated the profit margin that was an embedded component in the fees that Company has historically paid to CRMS.

b.	Upon consummation of the CRMS Acquisition, the Company also eliminated a position within CRMS that was no longer needed. The expenditures associated with the eliminated position were approximately $300,000 for the year ended December 31, 2013.

The Company also considered the subsequent accounting of the acquired goodwill. In accordance with ASC 350-20, the Company tests goodwill for impairment, at least annually, at the reporting unit level. ASC 350-20 does not allow for goodwill to be tested for impairment at any level within a company other than the reporting unit level. As disclosed in Note 3 to the audited consolidated financial statements included in the Registration Statement, the Company has only one operating segment. For segment reporting purposes, our operating segment is substance abuse/behavioral healthcare treatment services. The substance abuse/behavioral healthcare treatment services operating segment represents one reporting unit for purposes of the Company’s goodwill impairment test. Subsequent to the CRMS Acquisition, CRMS became part of the substance/behavioral health treatment services reporting unit.

As goodwill is required to be assessed for impairment at the reporting unit level under ASC 350-20, the $1.8 million of acquired goodwill will be assessed for impairment at the substance/behavioral health treatment services reporting unit level, which reporting unit will benefit from the cost reduction synergies that are estimated to result in annual cost savings of approximately $800,000 as discussed above. As disclosed in Note 3 to the audited consolidated financial statements included in the Registration Statement, the fair value of goodwill exceeded the carrying value of the reporting unit by $3.3 million at December 31, 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page F-56 to explain the qualitative factors that contributed to the recognition of goodwill in connection with the CRMS Acquisition.

Exhibit 5.1

9.	Please revise the opinion to remove the assumption that “when the Shares have been duly and properly sold, paid for and delivered as contemplated in and strictly in adherence with the Registration Statement” as this appears to assume away part of the opinion you are required to provide. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 for guidance.

United States Securities and Exchange Commission

September 10, 2014

Response: In response to the Staff’s comment, the assumption in Exhibit 5.1 has been revised to state that “when the Shares are issued and delivered against receipt of payment therefore in accordance with the applicable definitive underwriting agreement approved by the board of directors of the Corporation or any duly designated committee thereof.” The revised Exhibit 5.1 has been re-filed with the Registration Statement.

If you have any questions regarding the above, please do not hesitate to call me at (615) 742-6209.

Very truly yours,

Howard H. Lamar III

cc:	Michael T. Cartwright, AAC Holdings, Inc.
Michael P. Heinz, Sidley Austin LLP